Exhibit 99.2

BRP INC.

MANAGEMENT’S

DISCUSSION AND

ANALYSIS

FOR THE THREE- AND SIX-MONTH PERIODS ENDED

JULY 31, 2024

Table of contents

Glossary	2

Basis of Presentation	3

Forward-Looking Statements and Non-IFRS Measures	3

Business Overview	5

Reporting Segments	5

Factors Affecting the Company’s Results of Operations	6

Executive Summary	9

Retail Performance & Market Statistics	10

Results of Operations	11

Analysis of Results for the Second Quarter of Fiscal 2025	11

Analysis of Segment Results for the Second Quarter of Fiscal 2025	13

Geographical Trends for the Second Quarter of Fiscal 2025	14

Analysis of Results for the First Half of Fiscal 2025	15

Analysis of Segment Results for the First Half of Fiscal 2025	17

Geographical Trends for the First Half of Fiscal 2025	18

Foreign Exchange	19

Liquidity and Capital Resources	20

Contractual Obligations	22

Capital Resources	23

Consolidated Financial Position	26

Off-Balance Sheet Arrangements	27

Transaction Between Related Parties	29

Financial Instruments	29

Non-IFRS Measures and Reconciliation Tables	31

Reconciliation Tables	32

Summary of Consolidated Quarterly Results	34

Reconciliation Table for Consolidated Quarterly Results	35

Critical Accounting Estimates	38

Controls and Procedures	40

Risk Factors	41

Disclosure of Outstanding Shares	41

Additional Information	41

BRP Inc.	Management’s Discussion and Analysis	1

Glossary

Abbreviations	Description	Abbreviations	Description
3WV	Three-Wheeled Vehicles	LVHA	Low Voltage & Human Assisted Group
ATV	All-Terrain Vehicles	MD&A	Management’s Discussion & Analysis
BPS	Basis points	NCIB	Normal Course Issuer Bid
CAPEX	Capital Expenditure	OEM	Original Equipment Manufacturer
CGU	Cash Generating Unit	ORV	Off-Road Vehicles
CORRA	Canadian Overnight Repo Rate Average. Defined as the Daily Compounded CORRA or the forward-looking term rate based on CORRA plus a customary credit spread adjustment, when applicable	PA&A	Parts, Accessories & Apparel
DB	Defined Benefits	PP&E	Property, Plant & Equipment
DC	Defined Contribution	PWC	Personal Watercraft
EBITDA	Earnings Before Interest, Taxes, Depreciation & Amortization	R&D	Research & development
EPS	Earnings Per Share	SIB	Substantial Issuer Bid
EURIBOR	Euro Interbank Offered Rate	SOFR	Secured Overnight Financing Rate
G&A	General & Administrative	Term SOFR	Defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment, when applicable
IAS	International Accounting Standards	SSV	Side-by-Side Vehicles
IFRS	International Financial Reporting Standards	Working Capital	Current assets less current liabilities
International	All regions except United States & Canada

BRP Inc.	Management’s Discussion and Analysis	2

Basis of Presentation

The following MD&A provides information concerning financial condition and results of operations of BRP Inc. (the “Company” or “BRP”) for the second quarter of the fiscal year ending January 31, 2025. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three- and six-month periods ended July 31, 2024 and 2023. Some of the information included in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at September 5, 2024.

The unaudited condensed consolidated interim financial statements of the Company for the three- and six-month periods ended July 31, 2024 and 2023 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. All amounts presented are in Canadian dollars unless otherwise indicated. The Company’s fiscal year is the twelve-month period ending January 31. All references in this MD&A to “Fiscal 2025”, “Fiscal 2024” and “Fiscal 2023” are to the Company’s fiscal year ended January 31, 2025, 2024 and 2023 respectively.

This MD&A, approved by the Board of Directors on September 5, 2024, is based on the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the three- and six-month periods ended July 31, 2024 and 2023.

Forward-Looking Statements and Non-IFRS Measures

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, including its continued focus on reducing network inventory, increasing promotional spend and proactively managing production to maintain dealer value proposition, financial position, market position, including expected market share volatility, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, including softer industry demand trends and sustained promotional intensity and pricing actions, the expected demand for products and services in the markets in which the Company competes, the ongoing commitment to invest in research and product development activities and push the boundaries of innovation, including the expectation of regular flow of new product introductions and development of market-shaping products, including the formal launch of the new electric Can-Am motorcycles, the projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidity or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

BRP Inc.	Management’s Discussion and Analysis	3

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” in the Company’s MD&A for the fiscal year ended January 31, 2024.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this MD&A, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this MD&A, including without limitation the following assumptions: softer industries in both Seasonal and Year-Round Products and an increasingly challenging macroeconomic environment; expected market share volatility; no return of the mandatory inspections implemented on all cargo trucks crossing the Mexico-Texas border to an extent that would result in major business disruptions; no further deterioration of the conflict in the Middle-East; main currencies in which the Company operates will remain at near current levels; easing, but still elevated, levels of inflation; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins are expected to be further pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, and that the currently challenging macroeconomic and geopolitical environment in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company defines and reconciles these measures in the “Non-IFRS Measures and Reconciliation Tables” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	4

Business Overview

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on- and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems, Rotax engines for karts and recreational aircraft and Pinion gearboxes, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories.

The Company employs close to 20,000 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland, Australia and Germany as at January 31, 2024. The Company sells its products in over 130 countries. The products are sold directly through a network of approximately 2,450 dealers in 22 countries, as well as through approximately 150 distributors serving approximately 360 additional dealers.

Reporting Segments

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports and marine products. The Company has two operating and reportable segments consisting of Powersports (Year-Round Products, Seasonal Products and PA&A and OEM engines) and Marine Products.

Following the acquisitions of Pinion GmbH (“Pinion”) and of substantially all the assets related to the powersports business of Kongsberg Automotive ASA and its subsidiary Kongsberg Inc. located in Shawinigan, Quebec (“KA Shawinigan”) in Fiscal 2023, the Company created a new Low Voltage & Human Assisted Group (“LVHA”). The creation of LVHA is intended to allow the Company to pursue its growth strategy with low voltage and human assisted product categories at the intersection of mobility, recreation and utility.

Powersports

Year-Round Products

Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include ATVs, SSVs and 3WVs product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Can-Am ATVs, SSVs and 3WVs all leverage BRP’s Rotax engines.

Seasonal Products

Seasonal products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, as well as PWC and Sea-Doo pontoons, which are mainly used during the summer season, with sales to dealers concentrated in the months of January to April. All these products leverage BRP’s Rotax engines.

Parts, Accessories & Apparel and OEM engines

PA&A and Rotax engines consist of parts, accessories and apparel (referred to as “PA&A”), engines for karts and recreational aircraft, Pinion gearboxes and other services.

Marine

Marine consists of boats, pontoons, jet boat, outboard engines, related PA&A and other services. BRP competes in the boat product category with Alumacraft and Quintrex boats, Manitou pontoons and in the marine engine product category with the Rotax engines for jet boats and outboard engine with Stealth Technology.

BRP Inc.	Management’s Discussion and Analysis	5

The following table shows the percentage of total revenues for each segment:

Proportion of Total Revenues (in percentages)	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Year-Round Products	53.5%	52.6%	55.3%	53.7%
Seasonal Products	29.4%	32.3%	27.8%	30.5%
Powersports PA&A and OEM Engines	14.0%	10.6%	14.2%	11.1%
Total Powersports	96.9%	95.5%	97.3%	95.3%
Marine	3.1%	4.5%	2.7%	4.7%
Total Revenues	100.0%	100.0%	100.0%	100.0%

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are primarily derived from the wholesale activities to dealers and distributors of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, Powersports PA&A and OEM Engines, as well as Marine Products. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates and volume discounts given to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives mainly consist of extended warranty coverage or free PA&A. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PA&A is recorded in cost of sales.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more competitive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

BRP Inc.	Management’s Discussion and Analysis	6

Warranty Costs

The Company’s regular warranty generally covers periods ranging from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors for the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the condensed consolidated interim statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, Brazilian real, Swedish krona, Norwegian krone, British pound, New Zealand dollar, Mexican peso, Chinese yuan and Japanese yen. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and, to a lesser extent in Mexican pesos. Therefore, recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in different countries, which helps mitigate some of its foreign currency exposure.

As of July 31, 2024, the Company had an outstanding balance of U.S. $1949.5 million ($2,681.9 million) under its U.S. $1,965.8 million ($2,714.1 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period varies from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further detail relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	7

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facilities. As at July 31, 2024, the Company’s long-term debt of $2,824.7 million was mainly comprised of the Term Facility (B-1, B-2 and B-3), which bears interest at Term SOFR plus 2.00%, Term SOFR plus 2.75% and Term SOFR plus 2.75%, respectively. The Company entered into interest rate cap contracts, which limit its exposure to interest rates increases.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.5% for the three- and six-month periods ended July 31, 2024. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for Fiscal 2025.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding their respective season and during the said season of use. However, the mix of product sales may vary considerably, from time to time, as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

BRP Inc.	Management’s Discussion and Analysis	8

Executive Summary

As planned, the Company maintained its focus on reducing network inventory levels during the three-month period ended July 31, 2024, resulting in a decrease in the volume of shipments, consequently leading to a decline in revenues compared to the same period last year. The decrease in the volume of shipments, higher sales programs due to increased promotional intensity and decreased leverage of fixed costs as a result of reduced shipments have led to a decrease in the gross profit and gross profit margin compared to the same period last year. This decrease was partially offset by favourable product mix.

The Company’s North American retail sales for Powersports Products were down 18% for the three-month period ended July 31, 2024. The decrease is mainly explained by softer industry demand in both Seasonal and Year-Round Products.

 Financial Highlights

(in millions of Canadian dollars, except per share data and margin)	Three-month periods ended				Six-month periods ended
	July 31, 2024	July 31, 2023	Variance ($)	Variance (%)	July 31, 2024	July 31, 2023	Variance ($)	Variance (%)
Income Statement
Revenues	$1,841.9	$2,778.0	$(936.1)	(33.7%)	$3,873.6	$5,207.4	$(1,333.8)	(25.6%)
Gross Profit	376.5	697.6	(321.1)	(46.0%)	856.5	1,321.1	(464.6)	(35.2%)
Gross Profit margin (%)	20.4%	25.1%	N/A	(470bps)	22.1%	25.4%	N/A	(330bps)
Operating income	74.4	378.8	(304.4)	(80.4%)	198.5	660.7	(462.2)	(70.0%)
Normalized EBITDA [1]	198.5	473.1	(274.6)	(58.0%)	445.7	850.2	(404.5)	(47.6%)
Net income (loss)	7.2	338.7	(331.5)	(97.9%)	(0.2)	493.2	(493.4)	(100.0%)
Normalized net income[1]	46.4	255.4	(209.0)	(81.8%)	118.9	447.4	(328.5)	(73.4%)
EPS – diluted	0.09	4.26	(4.17)	(97.9%)	(0.01)	6.16	(6.17)	(100.2%)
Normalized EPS – diluted [1]	0.61	3.21	(2.60)	(81.0%)	1.57	5.59	(4.02)	(71.9%)

 [1] See “Non-IFRS Measures” section.

Significant transactions during the three-month period ended July 31, 2024

Recent events

Highlights from Club BRP 2025:

●

The Company continued to push the boundaries of innovation and technology by enhancing its existing product lines, namely with the introduction of the all-new Can-Am Outlander 850 and 1000R ATVs, the Can-Am Maverick R Max SSV lineup, the Sea-Doo FishPro Apex, the Sea-Doo Switch Fish pontoon, and the 2025 Alumacraft Competitor and Trophy boat models, as well as with the launch of the brand-new Can-Am Canyon 3-wheel vehicle.

●	BRP also announced the availability of its 2025 Can-Am Pulse and Can-Am Origin all-electric motorcycle lineup, marking its official entry into the electric motorcycle industry.

BRP Inc.	Management’s Discussion and Analysis	9

Retail Performance & Market Statistics

North American retail sales - for the Second Quarter of Fiscal 2025

The Company’s North American retail sales for Powersports Products decreased by 18% for the three-month period ended July 31, 2024 compared to the same period last year. The decrease is mainly explained by softer industry demand in both Seasonal and Year-Round Products.

●

North American Year-Round Products retail sales decreased on a percentage basis in the low teens range compared to the three-month period ended July 31, 2023. The Year-Round Products industry decreased on a percentage basis in the mid-single digits over the same period.

●

North American Seasonal Products retail sales decreased on a percentage basis in the high-twenties range compared to the three-month period ended July 31, 2023. The Seasonal Products industry decreased on a percentage basis in the high-teens range over the same period.

The Company’s North American retail sales for Marine Products increased by 35% compared to the three-month period ended July 31, 2023, given a low retail volume period as basis of comparison.

North American retail sales - for the First Half of Fiscal 2025

The Company’s North American retail sales for Powersports Products decreased by 13% for the six-month period ended July 31, 2024 compared to the same period last year. The decrease is mainly explained by a softer industry demand in Seasonal Products.

●

North American Year-Round Products retail sales decreased on a percentage basis in the low single digits compared to the six-month period ended July 31, 2023. The Year-Round Products industry decreased in the low-single digits over the same period.

●

North American Seasonal Products retail sales decreased on a percentage basis in the high-twenties range compared to the six-month period ended July 31, 2023. The Seasonal Products industry decreased in the low-twenties range over the same period.

The Company’s North American retail sales for Marine Products increased by 29% compared to the six-month period ended July 31, 2023, given a low retail volume period as basis of comparison.

North American dealer inventories

As at July 31, 2024, North American dealer inventories for Powersports Products increased by 3% compared to July 31, 2023. The increase is explained by higher snowmobile inventory due to unfavourable winter conditions and higher PWC inventory due to a softer industry demand. This increase is partly offset by lower 3WV and SSV inventory.

BRP Inc.	Management’s Discussion and Analysis	10

Results of Operations

Analysis of Results for the Second Quarter of Fiscal 2025

The following section provides an overview of the financial performance of the Company for the three-month period ended July 31, 2024 compared to the same period ended July 31, 2023.

(in millions of Canadian dollars, except margin data)	Three-month periods ended
	July 31, 2024	July 31, 2023	Variance ($)	Variance (%)
Income Statement

Revenues	$1,841.9	$2,778.0	$(936.1)	(33.7%)
Gross Profit	376.5	697.6	(321.1)	(46.0%)
Gross Profit margin (%)	20.4%	25.1%	N/A	(470bps)
Operating Expenses	302.1	318.8	(16.7)	(5.2%)
Normalized EBITDA[1]	198.5	473.1	(274.6)	(58.0%)
Net Financing Costs	46.1	41.1	5.0	12.2%
Income Taxes	9.4	76.0	(66.6)	(87.6%)
Net income	7.2	338.7	(331.5)	(97.9%)

 [1] See “Non-IFRS Measures” section.

Revenues

The decrease in revenues was primarily due to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix across most product lines. The decrease includes a favourable foreign exchange rate variation of $29 million.

Gross Profit

The decreases in gross profit and gross profit margin percentage were the result of a lower volume sold, higher sales programs, and decreased leverage of fixed costs as a result of reduced shipments. The decrease was partially offset by favourable product mix across most product lines. The decrease in gross profit includes a favourable foreign exchange rate variation of $9 million.

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the three-month period ended July 31, 2024 compared to the three-month period ended July 31, 2023:

(in millions of Canadian dollars)	Three-month periods ended
	July 31, 2024	July 31, 2023	Variance ($)	Variance (%)
Selling and marketing	$110.7	$117.1	$(6.4)	(5.5%)
Research and development	84.4	102.7	(18.3)	(17.8%)
General and administrative	86.9	93.8	(6.9)	(7.4%)
Other operating expenses	20.1	5.2	14.9	NM[1]
Operating Expenses	$302.1	$318.8	$(16.7)	(5.2%)

 [1] NM - Not Meaningful

The decrease in operating expenses was mainly attributable to lower R&D expenses due to the recognition of R&D subsidies from prior years. The decrease was partially offset by restructuring and reorganization costs. The decrease in operating expenses includes a favourable foreign exchange rate variation of $2 million.

BRP Inc.	Management’s Discussion and Analysis	11

Normalized EBITDA [1]

The decrease in normalized EBITDA [1] was primarily due to lower gross margin, partially offset by lower operating expenses.

Net Financing Costs

The increase in net financing costs primarily resulted from higher interest expense on the Term Facility due to a higher average interest rate.

Income Taxes

The decrease in income tax expense was primarily due to a lower operating income, partially offset by the effect of foreign currency translation related to property, plant and equipment from Mexican operations and by lower benefits related to tax incentives. The effective income tax rate amounted to 56.6% for the three-month period ended July 31, 2024 compared to 18.3% for the three-month period ended July 31, 2023. The increase resulted primarily from the impact arising from Mexican operations and the tax and accounting treatment of the foreign exchange (gain) loss on the Term Facility, applied on a lower income before income taxes. The increase was partially offset by lower benefits related to tax incentives and a favourable mix of accounting profits and losses between tax jurisdictions.

Net Income

The decrease in net income was primarily due to a lower operating income, resulting from a lower gross margin, in addition to an increase in financing costs and an unfavourable foreign exchange rate variation on the U.S. denominated long-term debt. The decrease was partially offset by a lower income tax expense.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	12

Analysis of Segment Results for the Second Quarter of Fiscal 2025

The following section provides an overview of the financial performance of the Company’s segments for the three-month period ended July 31, 2024 compared to the same period ended July 31, 2023. The inter-segment transactions are included in the analysis.

Segment results (in millions of Canadian dollars)	Three-month periods ended		Variance ($)	Variance (%)
	July 31, 2024	July 31, 2023
Revenues [1]
Powersports
Year-Round	$985.0	$1,461.6	$(476.6)	(32.6%)
Seasonal	541.8	897.5	(355.7)	(39.6%)
Powersports PA&A and OEM Engines	258.3	294.2	(35.9)	(12.2%)
Marine	59.4	126.9	(67.5)	(53.2%)
Gross profit (loss)
Powersports	396.7	704.0	(307.3)	(43.7%)
As a percentage of revenues	22.2%	26.5%	N/A	(430bps)
Marine	(20.2)	(6.4)	(13.8)	(215.6%)
As a percentage of revenues	-34.0%	-5.0%	N/A	NM [2]

 [1] Including inter-segment transactions.

 [2] NM - Not Meaningful.

Powersports

Revenues

Year-Round Products

The decrease in revenues from Year-Round Products was primarily attributable to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix of SSV and 3WV. The decrease includes a favourable foreign exchange rate variation of $18 million.

Seasonal Products

The decrease in revenues from Seasonal Products was primarily attributable to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix across all product lines. The decrease also includes a favourable foreign exchange rate variation of $8 million.

Powersports PA&A and OEM Engines

The decrease in revenues from Powersports PA&A and OEM engines was primarily attributable to a lower volume sold due to a high network inventory level in Snowmobile and decrease in retail in other product lines. The decrease also includes a favourable foreign exchange rate variation of $3 million.

Gross Profit

The decreases in gross profit and gross profit margin percentage were the result of a lower volume sold, higher sales programs, and decreased leverage of fixed costs as a result of reduced shipments. The decrease was partially offset by favourable product mix across most product lines. The decrease in gross profit includes a favourable foreign exchange rate variation of $9 million.

BRP Inc.	Management’s Discussion and Analysis	13

Marine

Revenues

The decrease in revenues from the Marine segment was mainly attributable to a lower volume sold due to high dealer inventory, softer consumer demand in the industry, and higher sales programs.

Gross Profit (loss)

The decreases in gross profit and gross profit margin percentage were the result of a lower volume sold, higher sales programs and production inefficiencies.

Geographical Trends for the Second Quarter of Fiscal 2025

Revenues

Revenues by geography (in millions of Canadian dollars)	Three-month periods ended		Variance ($)	Variance (%)
	July 31, 2024	July 31, 2023
Revenues ($)
United States	$1,076.5	$1,742.6	$(666.1)	(38.2%)
Canada	269.0	455.9	(186.9)	(41.0%)
International	496.4	579.5	(83.1)	(14.3%)
Total Revenues ($)	1,841.9	2,778.0
Revenues (%)
United States	58.4%	62.7%	N/A	(430bps)
Canada	14.6%	16.4%	N/A	(180bps)
International	27.0%	20.9%	N/A	610bps
Total Revenues (%)	100.0%	100.0%

United States

The decrease in revenues from the United States was primarily due to a lower volume of shipments across all product lines and higher sales programs across most product lines. The decrease was partially offset by favourable product mix across all product lines. The decrease includes a favourable foreign exchange impact of $33 million.

Canada

The decrease in revenues from Canada was primarily due to lower volume of shipments across all product lines. The decrease was partially offset by favourable product mix across most product lines.

International

The decrease in revenues from International was primarily due to lower volume of shipments and higher sales programs across most product lines. The decrease was partially offset by favourable product mix across most product lines and favourable pricing across all product lines. The decrease includes an unfavourable foreign exchange variation of $4 million.

BRP Inc.	Management’s Discussion and Analysis	14

Analysis of Results for the First Half of Fiscal 2025

The following section provides an overview of the Company’s financial performance for the six-month period ended July 31, 2024 compared to the same period ended July 31, 2023.

(in millions of Canadian dollars, except margin data)	Six-month periods ended		Variance ($)	Variance (%)
	July 31, 2024	July 31, 2023
Income Statement

Revenues	$3,873.6	$5,207.4	$(1,333.8)	(25.6%)
Gross Profit	856.5	1,321.1	(464.6)	(35.2%)
Gross Profit margin (%)	22.1%	25.4%	N/A	(330bps)
Operating Expenses	658.0	660.4	(2.4)	(0.4%)
Normalized EBITDA[1]	445.7	850.2	(404.5)	(47.6%)
Net Financing Costs	93.0	83.9	9.1	10.8%
Income Taxes	23.8	117.2	(93.4)	(79.7%)
Net income (loss)	(0.2)	493.2	(493.4)	(100.0%)

 [1] See “Non-IFRS Measures” section.

Revenues

The decrease in revenues was primarily due to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix across most product lines. The decrease includes a favourable foreign exchange rate variation of $46 million.

Gross Profit

The decreases in gross profit and gross profit margin percentage were the result of a lower volume sold, higher sales programs, and decreased leverage of fixed costs as a result of reduced shipments. The decrease was partially offset by favourable product mix across most product lines. The decrease in gross profit includes a favourable foreign exchange rate variation of $15 million.

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the six-month period ended July 31, 2024 compared to the six-month period ended July 31, 2023:

(in millions of Canadian dollars)	Six-month periods ended
	July 31, 2024	July 31, 2023	Variance ($)	Variance (%)
Selling and marketing	$235.0	$244.6	$(9.6)	(3.9%)
Research and development	199.7	204.4	(4.7)	(2.3%)
General and administrative	186.1	192.6	(6.5)	(3.4%)
Other operating expenses	37.2	18.8	18.4	97.9%
Operating Expenses	$658.0	$660.4	$(2.4)	(0.4%)

The operating expenses slightly decreased compared to the same period last year. The increase in other operating expenses is attributable to restructuring and reorganization costs partly offset by a reduction of foreign exchange loss on working capital. The decrease in operating expenses includes a favourable foreign exchange rate variation of $14 million.

BRP Inc.	Management’s Discussion and Analysis	15

Normalized EBITDA [1]

The decrease in Normalized EBITDA [1] was primarily due to a lower gross margin, slightly offset by lower operating expenses.

Net Financing Costs

The increase in net financing costs primarily resulted from higher interest expense on the Term Facility due to a higher average interest rate.

Income Taxes

The decrease in income tax expense was primarily due to a lower operating income, partially offset by the effect of foreign currency translation related to property, plant and equipment from Mexican operations and by lower benefits related to tax incentives. The effective income tax rate amounted to 100.8% for the six-month period ended July 31, 2024 compared to 19.2% for the six-month period ended July 31, 2023. The increase resulted primarily from the tax and accounting treatment of the foreign exchange (gain) loss on the Term Facility and the impact arising from Mexican operations, applied on a lower income before income taxes. The increase was partially offset by lower benefits related to tax incentives.

Net Income (Loss)

The decrease in net income was primarily due to lower operating income, resulting from a lower gross margin, in addition to an increase in financing costs and an unfavourable foreign exchange rate variation on the U.S. denominated long-term debt. The decrease was partially offset by a lower income tax expense.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	16

Analysis of Segment Results for the First Half of Fiscal 2025

The following section provides an overview of the financial performance of the Company’s segments for the six-month period ended July 31, 2024 compared to the same period ended July 31, 2023. The inter-segment transactions are included in the analysis.

Segment results (in millions of Canadian dollars)	Six-month periods ended		Variance ($)	Variance (%)
	July 31, 2024	July 31, 2023
Revenues [1]
Powersports
Year-Round	$2,142.8	$2,794.9	$(652.1)	(23.3%)
Seasonal	1,076.9	1,589.4	(512.5)	(32.2%)
Powersports PA&A and OEM Engines	547.4	579.1	(31.7)	(5.5%)
Marine	112.5	249.2	(136.7)	(54.9%)
Gross profit (loss)
Powersports	916.4	1,334.3	(417.9)	(31.3%)
As a percentage of revenues	24.3%	26.9%	N/A	(260bps)
Marine	(59.9)	(13.2)	(46.7)	NM [2]
As a percentage of revenues	-53.2%	-5.3%	N/A	NM [2]

 [1] Including inter-segment transactions.

 [2] NM – Not Meaningful.

Powersports

Revenues

Year-Round Products

The decrease in revenues from Year-Round Products was primarily attributable to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix of SSV and 3WV. The decrease includes a favourable foreign exchange rate variation of $27 million.

Seasonal Products

The decrease in revenues from Seasonal Products was primarily attributable to a lower volume sold across all product lines, as the Company maintained its focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix across all product lines and favourable pricing on PWC. The decrease includes a favourable foreign exchange rate variation of $13 million.

Powersports PA&A and OEM Engines

The decrease in revenues from Powersports PA&A and OEM engines was primarily due to a lower volume sold due to high network inventory level in Snowmobile and decrease in retail in other product lines. The decrease was partially offset by favourable product mix in OEM Engines and favourable pricing in all products lines. The decrease includes a favourable foreign exchange rate variation of $6 million.

Gross Profit

The decreases in gross profit and gross profit margin percentage were the result of a lower volume sold, higher sales programs, and decreased leverage of fixed costs as a result of reduced shipments. The decrease was partially offset by favourable product mix across most product lines. The decrease in gross profit includes a favourable foreign exchange rate variation of $16 million.

BRP Inc.	Management’s Discussion and Analysis	17

Marine

Revenues

The decrease in revenues from the Marine segment was mainly attributable to a lower volume sold due to high dealer inventory, softer consumer demand in the industry, and higher sales programs.

Gross Profit

The decreases in gross profit and gross profit margin percentage were the result of a lower volume sold, higher sales programs and production inefficiencies.

Geographical Trends for the First Half of Fiscal 2025

Revenues

Revenues by geography (in millions of Canadian dollars)	Six-month periods ended		Variance ($)	Variance (%)
	July 31, 2024	July 31, 2023
Revenues ($)
United States	$2,283.3	$3,239.2	$(955.9)	(29.5%)
Canada	539.4	782.4	(243.0)	(31.1%)
International	1,050.9	1,185.8	(134.9)	(11.4%)
Total Revenues ($)	$3,873.6	$5,207.4
Revenues (%)
United States	59.0%	62.2%	N/A	(320bps)
Canada	13.9%	15.0%	N/A	(110bps)
International	27.1%	22.8%	N/A	430bps
Total Revenues (%)	100.0%	100.0%

United States

The decrease in revenues from the United States was primarily due to lower volume of shipments across all product lines and higher sales programs across most product lines. The decrease was partially offset by favourable product mix across all product lines. The decrease includes a favourable foreign exchange impact of $54 million.

Canada

The decrease in revenues from Canada was primarily attributable to a lower volume of shipments across all product lines. The decrease was partially offset by favourable product mix and lower sales programs across most product lines.

International

The decrease in revenues from International was primarily due to lower volume of shipments and higher sales programs across most product lines. The decrease was partially offset by favourable product mix across most product lines and favourable pricing across all product lines. The decrease includes an unfavourable foreign exchange impact of $8 million.

BRP Inc.	Management’s Discussion and Analysis	18

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program for the three- and six-month periods ended July 31, 2024, were as follows:

	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
U.S. dollars (CA$/US$)	1.3696	1.3340	1.3635	1.3440
Euro (CA$/€)	1.4803	1.4572	1.4728	1.4593

The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:

	July 31, 2024	January 31, 2024
U.S. dollars (CA$/US$)	1.3807	1.3387
Euro (CA$/€)	1.4943	1.4530

When comparing the operating income and the income before income tax for the three- and six-month periods ended July 31, 2024, the impacts of foreign exchange fluctuations were as follows:

	Foreign exchange (gain) loss
(in millions of Canadian dollars)	Three-month period	Six-month period
Revenues	$(29.1)	$(45.8)
Cost of sales	20.3	30.5
Impact of foreign exchange fluctuations on gross profit	(8.8)	(15.3)
Operating expenses	(2.3)	(13.9)
Impact of foreign exchange fluctuations on operating income	(11.1)	(29.2)
Long-term debt	88.7	115.5
Net financing costs	1.5	1.8
Impact of foreign exchange fluctuations on income before income taxes	$79.1	$88.1

BRP Inc.	Management’s Discussion and Analysis	19

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facilities, Term Facility, Term Loans and Bank Overdraft.

The Company’s primary use of cash is to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of net cash flows by activity for the six-month periods ended July 31, 2024 and 2023 is presented below:

	Six-month periods ended
(in millions of Canadian dollars)	July 31, 2024	July 31, 2023
Net cash flows generated from operating activities	$253.0	$748.2
Net cash flows used in investing activities	(180.7)	(215.5)
Net cash flows used in financing activities	(378.8)	(355.7)
Effect of exchange rate changes on cash and cash equivalents	(19.9)	9.2
Net increase (decrease) in cash and cash equivalents	(326.4)	186.2
Cash and cash equivalents at beginning of period	491.8	202.3
Cash and cash equivalents at end of period	$165.4	$388.5

Free cash flow [1]	$72.2	$527.8

Net Cash Flows Generated from Operating Activities

A summary of cash flows from operating activities for the six-month periods ended July 31, 2024 and 2023 is presented below:

	Six-month periods ended
(in millions of Canadian dollars)	July 31, 2024	July 31, 2023
Net income (loss)	$(0.2)	$493.2
Non-cash and non-operating items	417.8	360.0
Changes in working capital	(57.5)	85.7
Income taxes paid, net of refunds	(107.1)	(190.7)
Net cash flows generated from operating activities	$253.0	$748.2

Net cash flows generated from operating activities totalled $253.0 million for the six-month period ended July 31, 2024 compared to $748.2 million for the six-month period ended July 31, 2023. The $495.2 million decrease in net cash flows generated was mainly due to lower profitability and unfavourable changes in working capital, partially offset by lower income taxes paid. The unfavourable changes in working capital were the result of maintaining higher provisions, which reflected the industry’s promotional intensity, and a decrease in trade payables due to a reduction in purchasing activities.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	20

Net Cash Flows Used in Investing Activities

A summary of cash flows used in investing activities for the six-month periods ended July 31, 2024 and 2023 is presented below:

	Six-month periods ended
(in millions of Canadian dollars)	July 31, 2024	July 31, 2023
Additions to property, plant and equipment	$(165.3)	$(204.9)
Additions to intangible assets	(15.5)	(15.5)
Other	0.1	4.9
Net cash flows used in investing activities	$(180.7)	$(215.5)

Net cash flows used in investing activities totalled $180.7 million for the six-month period ended July 31, 2024 compared to $215.5 million for the six-month period ended July 31, 2023. The $34.8 million decrease in net cash flows used was mostly explained by lower investments in property, plant and equipment compared to the same period last year.

Net Cash Flows Used in Financing Activities

A summary of cash flows used in financing activities for the six-month periods ended July 31, 2024 and 2023 is presented below:

	Six-month periods ended
(in millions of Canadian dollars)	July 31, 2024	July 31, 2023
Repurchase of subordinate voting shares	$(215.1)	$(210.4)
Dividends paid	(31.1)	(28.1)
Repayment of long-term debt	(29.5)	(29.5)
Interest paid	(88.6)	(83.4)
Other	(14.5)	(4.3)
Net cash flows used in financing activities	$(378.8)	$(355.7)

Net cash flows used in financing activities totalled $378.8 million for the six-month period ended July 31, 2024 compared to $355.7 million for the six-month period ended July 31, 2023. The $23.1 million increase in net cash flows used was mainly attributable to higher interest paid on outstanding long-term debt due to a higher average interest rate, transaction costs incurred on the amendment of the Company’s revolving credit facilities and increased repurchase and issuance of subordinate voting shares.

BRP Inc.	Management’s Discussion and Analysis	21

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at July 31, 2024:

(in millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,225.3	$—	$—	$—	$1,225.3
Long-term debt (including interest)	231.1	1,155.8	425.9	2,128.2	3,941.0
Lease liabilities (including interest)	56.4	83.9	42.9	40.3	223.5
Derivative financial instruments	22.2	7.2	—	—	29.4
Other financial liabilities	47.6	34.8	2.6	31.9	116.9
Total	$1,582.6	$1,281.7	$471.4	$2,200.4	$5,536.1

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

BRP Inc.	Management’s Discussion and Analysis	22

Capital Resources

Revolving Credit Facilities

On May 10, 2024, the Company amended its $1,500.0 million Revolving Credit Facilities to extend the maturity from May 2026 to May 2029, update the pricing grid to incorporate the transition to the CORRA and certain other amendments that align with market practice.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

Currency	Applicable Interest Rates
U.S. dollars at either	◾ Term SOFR plus 1.45% to 3.00% per annum; or ◾ U.S. Base Rate plus 0.45% to 2.00% per annum; or ◾ U.S. Prime Rate plus 0.45% to 2.00% per annum;
Canadian dollars at either	◾ CORRA plus 1.45% to 3.00% per annum; or ◾ Canadian Prime Rate plus 0.45% to 2.00% per annum
Euros	◾ EURIBOR plus 1.45% to 3.00% per annum

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at July 31, 2024, the cost of borrowing under the Revolving Credit Facilities was as follows:

Currency	Cost of Borrowing
U.S. dollars at either	◾ Term SOFR plus 1.70% per annum; or ◾ U.S. Base Rate plus 0.70% per annum; or ◾ U.S. Prime Rate plus 0.70% per annum;
Canadian dollars at either	◾ CORRA plus 1.70% per annum; or ◾ Canadian Prime Rate plus 0.70% per annum
Euros	◾ EURIBOR plus 1.70% per annum

As at July 31, 2024, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

Under certain conditions, the Company is required to maintain a minimum fixed charge coverage ratio in order to have full access to its Revolving Credit Facilities. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The total amount available was $1,399.1 million as at July 31, 2024.

As at July 31, 2024 and January 31, 2024, the Company had contracted the following indebtedness:

(in millions of Canadian dollars)	July 31, 2024	January 31, 2024
Bank overdraft	$—	$—
Issued letters of credit under the Revolving Credit Facilities	19.2	33.8
Other outstanding letters of credit	6.3	5.8

BRP Inc.	Management’s Discussion and Analysis	23

Term Facility

As at July 31, 2024, the cost of borrowing under the Term Loan was as follows:

Loan	Cost of Borrowing
Term Loan B-1	◾ Term SOFR plus 2.00% per annum, with a Term SOFR floor of 0.00%; or ◾ U.S. Base Rate plus 1.00%; or ◾ U.S. Prime Rate plus 1.00%
Term Loan B-2	◾ Term SOFR plus 2.75% per annum, with a Term SOFR floor of 0.50%
Term Loan B-3	◾ Term SOFR plus 2.75% per annum, with a Term SOFR floor of 0.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in SOFR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $7.5 million ($10.3 million) during the six-month period ended July 31, 2024. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at July 31, 2024 and 2023, the Company was not required to repay any portion of the Term Facility under this requirement.

Austrian Term Loans

During the six-month period ended July 31, 2024, the Company entered into term loan agreements at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of €2.2 million ($3.2 million) with an interest rate varying between 2.50% and 4.27% with maturity dates varying from March 2028 to December 2028. The Company recognized a grant of €0.1 million ($0.2 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

As at July 31, 2024, the Company had €98.7 million ($147.5 million) outstanding under its Austrian term loans bearing interest at a range between 0.93% to 4.93% and maturing between December 2024 to December 2030.

Lease Liabilities

As at July 31, 2024, the contractual obligations in relation to assets recognized under lease agreements amounted to $223.5 million ($219.7 million as at January 31, 2024).

Normal Course Issuer Bid Program

During the six-month period ended July 31, 2024, the Company completed the NCIB that was announced and started during the fiscal year ended January 31, 2024 and repurchased for cancellation 2,346,799 subordinate voting shares, for a total consideration of $218.6 million, of which $3.5 million in taxes is unpaid.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions.

BRP Inc.	Management’s Discussion and Analysis	24

Secondary offering

On April 19, 2024, Bain Capital Integral Investors II, L.P. (“Bain Capital”) completed a secondary offering of 1,500,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 128,558 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 1,628,558 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $1.0 million of fees and expenses related to this secondary offering.

Dividend

On September 5, 2024, the Company’s Board of Directors declared a quarterly dividend of $0.21 per share for holders of its multiple and subordinate voting shares. The dividend will be paid on October 11, 2024 to shareholders of record at the close of business on September 27, 2024.

The Board of Directors has determined that this quarterly dividend is appropriate based on several relevant factors, including, without limitation, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants (including restrictions in the Term Facility and the Revolving Credit Facilities or other material agreements) and solvency tests imposed by corporate law.

The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

BRP Inc.	Management’s Discussion and Analysis	25

Consolidated Financial Position

The following table reflects the main variances that have occurred in the Company’s unaudited condensed consolidated interim statements of financial position between July 31, 2024 and January 31, 2024, the impact of the fluctuation of exchange rates on such variances, the related net variance (excluding the impact of the fluctuation of exchange rates on such variances) as well as explanations for the net variance:

(in millions of Canadian dollars)	July 31, 2024	January 31, 2024	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$389.1	$656.3	$(267.2)	$1.8	$(265.4)	Mostly explained by volume reduction and seasonality.
Inventories	2,214.5	2,155.6	58.9	(33.0)	25.9	Mostly explained by higher raw material and work in progress inventory, partly offset by lower finished goods.
Property, plant and equipment	2,027.1	2,004.3	22.8	(21.9)	0.9	Variance is not material.
Trade payables and accruals	1,225.3	1,450.4	(225.1)	(24.0)	(249.1)	Mostly explained by timing of payments and a reduction in purchasing activities.
Provisions	939.6	915.2	24.4	(22.9)	1.5	Variance is not material.
Deferred revenues	173.1	203.1	(30.0)	(4.1)	(34.1)	Mostly explained by recognition of revenue.
Long-term debt, including current portion	2,824.7	2,763.1	61.6	(86.1)	(24.5)	Mostly explained by repayment of long-term debt.
Employee future benefit liabilities	154.6	156.3	(1.7)	(3.0)	(4.7)	Variance is not material.

BRP Inc.	Management’s Discussion and Analysis	26

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with Huntington Distribution Finance, Inc., Huntington Commercial Finance Canada Inc., Huntington Commercial Finance LLC and Huntington Commercial Finance New Zealand Ltd (collectively, “Huntington”), to provide financing facilities in North America, Australia and New Zealand, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International, Wells Fargo International Finance LLC and Wells Fargo International Finance (New Zealand) Limited (collectively “Wells Fargo”) for financing facilities in North America, Europe and Australia. In the second quarter of the fiscal year ending January 31, 2024, the Company and Huntington entered into the “Second Amended and Restated Wholesale Financing Program Agreement for Canada and the United States” (Amended Financing Program), which extended the term of their original agreement until January 31, 2028, under similar pricing terms and conditions, as well as consolidated all recent amendments in one agreement. For most of the contracts with Wells Fargo, the maximum commitment period was up to September 5, 2025, but on November 21, 2023 the Company signed an extension to January 31, 2026. On October 23, 2023, Wells Fargo announced that they were discontinuing operations in Australia and New Zealand and would not continue with the dealer financing agreement in Australia and New Zealand past October 23, 2024. The Company signed a wholesale financing agreement with Huntington in replacement of Wells Fargo for the financing of the boats in Australia, effective as of February 1, 2024. However, Wells Fargo will continue to honor its dealer financing agreement until the Company has completed the onboarding of the dealer network with Huntington.

The total amount of financing provided to the Company’s independent dealers and distributors totalled $1,919.3 million and $3,930.3 million for the three- and six-month periods ended July 31, 2024, compared to $2,778.8 million and $5,036.6 million for the three- and six-month periods ended July 31, 2023. The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $3,057.8 million and $3,469.2 million as at July 31, 2024, and January 31, 2024, respectively.

The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	July 31, 2024	January 31, 2024
Total outstanding	CAD	$3,057.8	$3,469.2
United States	USD	$1,579.8	$1,877.6
Canada	CAD	$675.4	$727.1
Europe	EUR	€ 52.8	€ 66.1
Australia and New Zealand	AUD	$135.7	$150.1

The costs incurred by the Company under the dealers’ and distributors’ financing agreements totalled $43.3 million and $79.2 million for the three- and six-month periods ended July 31, 2024 compared to $55.2 million and $103.3 million for the three- and six-month periods ended July 31, 2023.

BRP Inc.	Management’s Discussion and Analysis	27

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies.

The combined maximum obligation is generally within a range of:

i) U.S. $14.0 million ($19.3 million) or 15% of the calendar year twelve-month average amount of financing outstanding under the financing agreements ($27.0 million as at July 31, 2024) and;

ii) U.S. $25.0 million ($34.5 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements ($321.1 million as at July 31, 2024).

As such, the maximum amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $348.1 million as at July 31, 2024 and $304.0 million as at January 31, 2024.

The Company did not incur significant losses related to new and unused products repossessed by the finance companies for the three- and six-month periods ended July 31, 2024 and 2023.

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. In Canada, the Company has agreements with TD Financing Services and the Fédération des caisses Desjardins du Québec for such purposes. In the United States, the Company has agreements with Synchrony Bank, Sheffield Financial and Roadrunner Financial. Under these contracts, the Company’s financial obligations are related to the commitments made under certain sales programs.

BRP Inc.	Management’s Discussion and Analysis	28

Transaction Between Related Parties

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.5 million as at July 31, 2024 and $22.4 million as at January 31, 2024, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation to that obligation for Fiscal 2025.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facilities, Term Facility and Austrian term loans.

Foreign Exchange Risk

The elements presented in the Company’s unaudited condensed consolidated interim financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For some currencies over which the Company cannot achieve an offset through its recurring business transactions, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies, and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of monetary items denominated in a different functional currency by using foreign exchange contracts. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated positions.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt. However, there is a monetary impact for the Company only to the extent the Term Facility is repaid.

BRP Inc.	Management’s Discussion and Analysis	29

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facilities ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with Huntington and Wells Fargo.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with Huntington and Wells Fargo does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the Term SOFR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

BRP Inc.	Management’s Discussion and Analysis	30

Non-IFRS Measures and Reconciliation Tables

The Company uses non-IFRS measures and ratio, including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

BRP Inc.	Management’s Discussion and Analysis	31

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Six-month periods ended
(in millions of Canadian dollars)	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Net income (loss)	$7.2	$338.7	$(0.2)	$493.2
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	11.9	(77.6)	82.6	(33.8)
Gain on NCIB	—	(3.2)	—	(3.2)
Costs related to business combinations [2]	4.3	1.7	8.1	6.6
Restructuring and related costs [3]	14.6	—	30.8	—
Other elements [4]	—	—	0.9	0.2
Income tax adjustment [1] [5]	8.4	(4.2)	(3.3)	(15.6)
Normalized net income [1]	46.4	255.4	118.9	447.4
Normalized income tax expense [1]	1.0	80.2	27.1	132.8
Financing costs adjusted [1]	50.1	47.2	98.8	91.3
Financing income adjusted [1]	(4.0)	(2.9)	(5.8)	(4.4)
Depreciation expense adjusted [1]	105.0	93.2	206.7	183.1

Normalized EBITDA [1]	$198.5	$473.1	$445.7	$850.2

[1]  See “Non-IFRS Measures” section.

[2]	Transaction costs and depreciation of intangible assets related to business combinations.

[3]	Costs associated with restructuring and reorganization activities, which are mainly composed of severance costs.

[4]	Other elements include fees associated with the secondary offering that occurred during Fiscal 2025.

[5]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of net cash flows generated from operating activities to free cash flow [1].

	Six-month periods ended
(millions of Canadian dollars)	July 31, 2024	July 31, 2023
Net cash flows generated from operating activities	$253.0	$748.2
Additions to property, plant and equipment	(165.3)	(204.9)
Additions to intangible assets	(15.5)	(15.5)

Free cash flow [1]	$72.2	$527.8

[1]	See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	32

The following table presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(millions of Canadian dollars, except per share data)	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023
Depreciation expense reconciliation
Depreciation expense	$107.0	$95.7	$210.7	$188.1
Depreciation of intangible assets related to business combinations	(2.0)	(2.5)	(4.0)	(5.0)
Depreciation expense adjusted	$105.0	$93.2	$206.7	$183.1
Income tax expense reconciliation
Income tax expense	$9.4	$76.0	$23.8	$117.2
Income tax adjustment [2]	(8.4)	4.2	3.3	15.6
Normalized income tax expense [1]	$1.0	$80.2	$27.1	$132.8
Financing costs reconciliation
Financing costs	$50.1	$47.2	$98.8	$91.5
Other	—	—	—	(0.2)
Financing costs adjusted	$50.1	$47.2	$98.8	$91.3
Financing income reconciliation
Financing income	$(4.0)	$(6.1)	$(5.8)	$(7.6)
Gain on NCIB	—	3.2	—	3.2
Financing income adjusted	$(4.0)	$(2.9)	$(5.8)	$(4.4)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$46.4	$255.4	$118.9	$447.4
Non-controlling interests	(0.6)	(1.0)	(0.8)	(1.3)
Weighted average number of shares - basic	73,756,062	77,874,472	74,320,712	78,357,505
Normalized EPS - basic [1]	$0.62	$3.27	$1.59	$5.69
Normalized EPS - diluted [1] calculation
Normalized net income [1]	$46.4	$255.4	$118.9	$447.4
Non-controlling interests	(0.6)	(1.0)	(0.8)	(1.3)
Weighted average number of shares - diluted	74,722,829	79,255,857	75,371,619	79,828,732
Normalized EPS - diluted [1]	$0.61	$3.21	$1.57	$5.59

[1]	See “Non-IFRS Measures” section.

[2]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	33

Summary of Consolidated Quarterly Results

	Three-month periods ended
	July	April	January	October	July	April	January	October
	31,	30,	31,	31,	31,	30,	31,	31,
	2024	2024	2024	2023	2023	2023	2023	2022
(millions of Canadian dollars, except per share and gross profit data)	Fiscal 2025	Fiscal 2025	Fiscal 2024	Fiscal 2024	Fiscal 2024	Fiscal 2024	Fiscal 2023	Fiscal 2023
Revenues by category
Powersports
Year-Round Products	$985.0	$1,157.8	$1,363.9	$1,180.6	$1,461.6	$1,333.3	$1,254.8	$1,279.8
Seasonal Products	541.8	535.1	952.6	868.7	897.5	691.9	1,319.5	1,020.9
Powersports PA&A and OEM Engines	258.3	289.1	291.0	314.5	294.2	284.9	378.1	297.5
Marine	56.8	49.7	84.3	104.0	124.7	119.3	123.9	111.1
Total Revenues	1,841.9	2,031.7	2,691.8	2,467.8	2,778.0	2,429.4	3,076.3	2,709.3
Gross profit	376.5	480.0	652.8	627.4	697.6	623.5	787.6	654.7
As a percentage of revenues	20.4%	23.6%	24.3%	25.4%	25.1%	25.7%	25.6%	24.2%

Net income (loss)	7.2	(7.4)	188.2	63.1	338.7	154.5	365.1	141.6
Normalized EBITDA [1]	198.5	247.2	404.5	444.9	473.1	377.1	528.0	487.9
Normalized net income [1]	46.4	72.5	188.0	238.0	255.4	192.0	309.2	292.5

Basic EPS	$0.09	$(0.10)	$2.50	$0.82	$4.34	$1.96	$4.64	$1.79
Diluted EPS	0.09	(0.10)	2.46	0.81	4.26	1.92	4.54	1.76

Normalized EPS - basic [1]	0.62	0.97	2.50	3.11	3.27	2.43	3.93	3.71
Normalized EPS - diluted [1]	0.61	0.95	2.46	3.06	3.21	2.38	3.85	3.64

 [1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	34

Reconciliation Table for Consolidated Quarterly Results

	Three-month periods ended
	July	April	January	October	July	April	January	October
	31,	30,	31,	31,	31,	30,	31,	31,
	2024	2024	2024	2023	2023	2023	2023	2022
(millions of Canadian dollars)	Fiscal 2025	Fiscal 2025	Fiscal 2024	Fiscal 2024	Fiscal 2024	Fiscal 2024	Fiscal 2023	Fiscal 2023

Net income	$7.2	$(7.4)	$188.2	$63.1	$338.7	$154.5	$365.1	$141.6

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	11.9	70.7	(97.5)	142.1	(77.6)	43.8	(56.6)	133.0
Cybersecurity incident costs [2]	—	—	—	—	—	—	2.2	23.3
Gain on NCIB	—	—	—	(1.6)	(3.2)	—	—	—
Past service costs [3]	—	—	—	—	—	—	4.3	—
Impairment charge [4]	—	—	116.3	—	—	—	—	—
Costs related to business combinations [5]	4.3	3.8	3.8	5.2	1.7	4.9	2.6	3.6
Border crossing crisis [6]	—	—	—	6.2	—	—	—	—
Exit costs [7]	—	—	—	15.0	—	—	—	—
Restructuring and related costs [8]	14.6	16.2	4.2	0.3	—	—	—	0.8
Transaction costs on long-term debt [9]	—	—	2.7	20.0	—	—	—	—
Other elements [10]	—	0.9	1.6	1.1	—	0.2	(4.1)	—
Income tax adjustment [1][11]	8.4	(11.7)	(31.3)	(13.4)	(4.2)	(11.4)	(4.3)	(9.8)
Normalized net income [1]	46.4	72.5	188.0	238.0	255.4	192.0	309.2	292.5
Normalized income tax expense [1]	1.0	26.1	71.7	65.4	80.2	52.6	96.3	87.6
Financing costs adjusted [1]	50.1	48.7	47.2	47.9	47.2	44.1	36.5	33.3
Financing income adjusted [1]	(4.0)	(1.8)	(2.9)	(4.5)	(2.9)	(1.5)	(1.4)	(0.3)
Depreciation expense adjusted [1]	105.0	101.7	100.5	98.1	93.2	89.9	87.4	74.8
Normalized EBITDA [1]	$198.5	$247.2	$404.5	$444.9	$473.1	$377.1	$528.0	$487.9

[1]	See “Non-IFRS Measures” section.

[2]	During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.

[3]

 Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.

[4]	During the twelve-month period ended January 31, 2024, the Company recorded an impairment charge of $116.3 million related to its Marine segment.

[5]	Transaction costs and depreciation of intangible assets related to business combinations.

[6]

 During Fiscal 2024, the Company incurred incremental transport and idle costs such as direct labor, which were related to mitigation strategies implemented to handle the border crossing slowdown between Juarez, Mexico, where the Company has three factories, and El Paso, Texas, USA.

[7]	The Company impaired service parts inventory related to its Evinrude outboard engine production.

[8]	Costs associated with restructuring and reorganization activities, which are mainly composed of severance costs.

[9]	Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2 and refinancing of Term Loan B-1.

[10]

 Other elements include insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and fees associated with the secondary offerings that occurred during Fiscal 2024 and Fiscal 2025.

[11]

 Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	35

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the three- and six-month periods ended July 31, 2024 and 2023, has been determined based on the unaudited condensed consolidated interim financial statements and related notes approved on September 5, 2024.

Net Income Data

(in millions of Canadian dollars)	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Revenues by category
Powersports
Year-Round Products	$985.0	$1,461.6	$2,142.8	$2,794.9
Seasonal Products	541.8	897.5	1,076.9	1,589.4
Powersports PA&A and OEM Engines	258.3	294.2	547.4	579.1
Marine	56.8	124.7	106.5	244.0
Total Revenues	1,841.9	2,778.0	3,873.6	5,207.4
Cost of sales	1,465.4	2,080.4	3,017.1	3,886.3
Gross profit	376.5	697.6	856.5	1,321.1
As a percentage of revenues	20.4%	25.1%	22.1%	25.4%
Operating expenses
Selling and marketing	110.7	117.1	235.0	244.6
Research and development	84.4	102.7	199.7	204.4
General and administrative	86.9	93.8	186.1	192.6
Other operating expenses (income)	20.1	5.2	37.2	18.8
Total operating expenses	302.1	318.8	658.0	660.4
Operating income	74.4	378.8	198.5	660.7
Net financing costs	46.1	41.1	93.0	83.9
Foreign exchange (gain) loss on long-term debt	11.7	(77.0)	81.9	(33.6)
Income before income taxes	16.6	414.7	23.6	610.4
Income tax expense	9.4	76.0	23.8	117.2
Net income (loss)	$7.2	$338.7	$(0.2)	$493.2
Attributable to shareholders	$6.6	$337.7	$(1.0)	$491.9
Attributable to non-controlling interest	$0.6	$1.0	$0.8	$1.3

Normalized EBITDA [1]	$198.5	$473.1	$445.7	$850.2

Normalized net income [1]	$46.4	$255.4	$118.9	$447.4

[1]	See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	36

Other Financial Data

(in millions of Canadian dollars, except per share data)	Three-month periods ended		Six-month periods ended
	July 31, 2024	July 31, 2023	July 31, 2024	July 31, 2023

Weighted average number of shares – basic	73,756,062	77,874,472	74,320,712	78,357,505
Weighted average number of shares – diluted	74,722,829	79,255,857	75,371,619	79,828,732

EPS - basic	$0.09	$4.34	$(0.01)	$6.28
EPS - diluted	0.09	4.26	(0.01)	6.16
Normalized EPS – basic [1]	0.62	3.27	1.59	5.69
Normalized EPS – diluted [1]	0.61	3.21	1.57	5.59

Declared dividends per share	$0.21	$0.18	$0.42	$0.36

[1]	See “Non-IFRS Measures” section.

Financial Position data

As at (in millions of Canadian dollars)	July 31, 2024	January 31, 2024

Cash and cash equivalents	$165.4	$491.8
Working capital	742.6	1,023.7
Property, plant and equipment	2,027.1	2,004.3
Total assets	6,378.4	6,775.5
Total non-current financial liabilities	2,990.4	2,912.1
Total liabilities	5,824.3	5,961.6
Total equity	554.1	813.9
Long-term debt	2,824.7	2,763.1

BRP Inc.	Management’s Discussion and Analysis	37

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare the condensed consolidated interim financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the net realizable value of inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts, accessories and apparel is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating Provisions for Regular Product Warranty, Product Liability and Sales Program

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of regular warranty claims.

BRP Inc.	Management’s Discussion and Analysis	38

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims, based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Estimating the lease term

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide, but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”). Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity.

BRP Inc.	Management’s Discussion and Analysis	39

Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

Disclosure controls and procedures

As at the end of the reporting period covered by the unaudited condensed consolidated interim financial statements, the President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and

●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal control over financial reporting

As at the end of the reporting period covered by the interim financial statements, the President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal control over financial reporting during the six-month period ended July 31, 2024, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of July 31, 2024.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management’s projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

BRP Inc.	Management’s Discussion and Analysis	40

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s MD&A for the fourth quarter and the fiscal year ended January 31, 2024. The Company is not aware of any significant changes to the Company’s risk factors from those disclosed at that time.

Disclosure of Outstanding Shares

As at September 4, 2024, the Company had:

Issued and outstanding shares and stock options
Multiple voting shares with no par value	38,519,358
Subordinate voting shares with no par value	34,483,199
Stock options to acquire subordinate voting shares	3,455,867

Additional Information

Additional information relating to BRP Inc., including the Company’s AIF, is available on SEDAR+ at www.sedarplus.ca.

BRP Inc.	Management’s Discussion and Analysis	41